Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement and related Prospectus of Peabody Energy Corporation for the registration of Debt Securities, Common Stock, Preferred Stock, Warrants, Units, and Guarantees of Debt Securities and to the incorporation by reference therein of our reports dated February 23, 2021, with respect to the consolidated financial statements and schedule of Peabody Energy Corporation and the effectiveness of internal control over financial reporting of Peabody Energy Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

St. Louis, Missouri

March 26, 2021